UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 9, 2025, Birks Group Inc. (the “Company”) issued a press release announcing that the board of directors of the Company (the “Board”) has recommended the appointment of Grant Thornton S.E.N.C.R.L. (“Grant Thornton”) as auditors of the Company for the Company’s fiscal year ending March 28, 2026 (“fiscal year 2026”). The Board’s recommendation follows the launch of a competitive request for proposal (“RFP”) inviting qualified firms to submit proposals in order to evaluate and select auditors (the “Selected Auditors”) for fiscal year 2026 to serve until the next annual meeting of shareholders at such remuneration as may be fixed by the Board.

Pursuant to the Company’s Management Proxy Circular dated August 27, 2025 (the “Circular”), at the upcoming annual general meeting (the “Meeting”) of holders of Class A voting shares and Class B multiple voting shares of the Company (collectively, “Shareholders”) to be held on September 18, 2025, Shareholders are being asked to appoint the Selected Auditors as auditors of the Company for fiscal year 2026 to serve until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the Selected Auditors’ remuneration. This announcement serves as notice to the Shareholders that the Board has recommended Grant Thornton as the Selected Auditors. Accordingly, at the Meeting, Shareholders are being asked to approve the appointment of Grant Thornton as auditors of the Company for fiscal year 2026, and to authorize the Board to fix their remuneration.

The Company will not issue a new form of proxy or voting instruction form to Shareholders in respect of the Meeting. Shareholders who vote by proxy in advance of the Meeting in respect of the appointment of the “Selected Auditors” as auditors of the Company should be aware that they are voting in respect of the appointment of Grant Thornton and the authorization of the Board to fix their remuneration.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information included in this Form 6-K shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act other than this Form 6-K, except as shall be expressly set forth by specific reference in such filing to this Form 6-K.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated September 9, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Katia Fontana
Katia Fontana
Date: September 10, 2025		Vice President and Chief Financial Officer